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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                          SMITHWAY MOTOR XPRESS CORP.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)


                                    832653109
                                 (CUSIP Number)


                                December 31, 2001
            (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                                                              832653109

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                   G. Larry Owens+
    I.R.S. Identification Nos. of above persons (entities only)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------
Number of Shares        5.  Sole Voting Power                           275,195*
Beneficially            --------------------------------------------------------
Owned by                6.  Shared Voting Power                                0
Each Reporting          --------------------------------------------------------
Person With             7.  Sole Dispositive Power                      275,195*
                        --------------------------------------------------------
                        8.  Shared Dispositive Power                           0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person       275,195*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                     5.7%*
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

+ Shares reported are based upon the December 31, 2001, holdings of G. Larry Owens. All shares are held by G. Larry Owens with the exception of (a) 14,995 shares allocated to G. Larry Owens under the Company's 401(k) plan and (b) 100 shares held as custodian for each of Maureen E. Owens and Lauren A. Owens-Wehrle, minor children, under the Uniform Gifts to Minors Act, as to which beneficial ownership is disclaimed.

* The Company has both Class A and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has two votes per share while beneficially owned by William G. Smith or members of his immediate family, and is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than Mr. Smith or members of his immediate family. As a result, Mr. Owens controls stock possessing 4.7% of the voting power of all outstanding Company stock. Includes (i) 150,000 shares of Class A Common Stock, (ii) 14,995 shares of Class A Common Stock allocated to the account of G. Larry Owens under the Company's 401(k) plan, (iii) 200 shares held as custodian for minor children under the Uniform Gifts to Minors Act, beneficial ownership of which is disclaimed, and (iv) 25,000, 25,000, 25,000, and 35,000 shares of Class A Common Stock that Mr. Owens does not yet own, but with respect to which Mr. Owens has options that are currently exercisable to purchase for $8.875, $3.469, $1.7815, and $2.415 per share, respectively. Mr. Owens owns no additional options.

Item 1.
         (a)  Name of Issuer                         Smithway Motor Xpress Corp.
         (b)  Address of Issuer's Principal
              Executive Offices                                2031 Quail Avenue
                                                           Fort Dodge, IA  50501

Item 2.
         (a)  Name of Person Filing                              G. Larry Owens+
         (b)  Address of Principal Business Office or,
              if none, Residence                               2031 Quail Avenue
                                                           Fort Dodge, IA  50501
         (c)  Citizenship                               United States of America
         (d)  Title of Class of
              Securities         Class A Common Stock, par value $.01 per share*
         (e)  CUSIP No.                                                832653109

Item 3.  If this statement is filed pursuant to
         Section 240.13d-1(b) or 240.13d-2(b) or (c),
         check whether the person filing is a:                               N/A

Item 4.  Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:                                275,195*
                                                               -----------------
         (b)  Percent of class:                                             5.7%
                                                               -----------------
         (c)  Number of shares as to which the person has:     -----------------
              (i)   Sole power to vote or to direct the vote            275,195*
                                                               -----------------
              (ii)  Shared power to vote or to direct the vote                 0
                                                               -----------------
              (iii) Sole power to dispose or to direct the
                    disposition of                                      275,195*
                                                               -----------------
              (iv)  Shared power to dispose or to direct the
                    disposition of                                             0
                                                               -----------------

+ Shares reported are based upon the December 31, 2001 holdings of G. Larry Owens. All shares are held by G. Larry Owens with the exception of (a) 14,995 shares allocated to G. Larry Owens under the Company's 401(k) plan and (b) 100 shares held as custodian for each of Maureen E. Owens and Lauren A. Owens-Wehrle, minor children, under the Uniform Gifts to Minors Act, as to which beneficial ownership is disclaimed.

* The Company has both Class A and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has two votes per share while beneficially owned by William G. Smith or members of his immediate family, and is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than Mr. Smith or members of his immediate family. As a result, Mr. Owens controls stock possessing 4.7% of the voting power of all outstanding Company stock. Includes (i) 150,000 shares of Class A Common Stock, (ii) 14,995 shares of Class A Common Stock allocated to the account of G. Larry Owens under the Company's 401(k) plan, (iii) 200 shares held as custodian for minor children under the Uniform Gifts to Minors Act, beneficial ownership of which is disclaimed, and (iv) 25,000, 25,000, 25,000, and 35,000 shares of Class A Common Stock that Mr. Owens does not yet own, but with respect to which Mr. Owens has options that are currently exercisable to purchase for $8.875, $3.469, $1.7815, and $2.415 per share, respectively.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person     N/A

Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the  Parent Holding
         Company or Control Person                                           N/A

Item 8.  Identification and Classification of Members of the Group           N/A

Item 9.  Notice of Dissolution of Group                                      N/A

Item 10  Certifications                                                      N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 13, 2002
                                    --------------------------------------------
                                                        Date


                                                  /s/ G. Larry Owens
                                    --------------------------------------------
                                                     Signature
                                              G. Larry Owens, Individually
                                    --------------------------------------------
                                                     Name/Title